Contact

www.linkedin.com/in/ozsultan
(LinkedIn)

Top Skills

Digital Strategy
Change Management
New Media

Languages

English (Native or Bilingual)
German (Native or Bilingual)
French (Limited Working)
Arabic (Limited Working)
Japanese (Limited Working)
Urdu (Limited Working)
Latin (Limited Working)

Publications

The Counterterrorism Review

Oz Sultan

CTO Metaverse + Web3/ Tokenomic Productizing and Security
New York, New York, United States

Summary

Hi. I'm Oz Sultan.

I've spent 25 years working in financial, gaming and security technology including CTO roles -and a decade in technology marketing including Director roles.

I'm currently CSO of Sultan Interactive Group, a consultancy that develops Tokenomic, Metaverse, NFT and Blockchain projects. We also aid Startups within the space + work with XRSI on Metaverse Safety and Security.

In the past, I've designed Fintech, E-commerce and startup tech systems; built and operationalized projects from financial services (JPMorgan, Moody's) platforms to datacenters (FYE); developed social media products for the Economist Intelligence Unit; architected and overseen multi-million-dollar blockchain, big data and cryptocurrency projects; and overseen the development of MMO platforms on CryTek and Unity.

I regularly consult on blockchain, XR, Metaverse Gaming, Tokenomic and select political projects – and advise a number of funds on blockchain, XR and technology projects.

Additionally, I'm a board member of the Homeland Security Foundation of America; adjunct faculty at CUNY focused on Marketing Technology and Blockchain; Principal Investigator for the Council Exchange Board of Trade working with Opportunity Zones + advising on the OpZone blockchain strategy; Advisor to Joanne King Herring's Project to aid the migrants at our Borders; Co-Founder of the OurHouse interfaith project in NYC; and Researcher on counterterrorism and preventing online + social media radicalization, with several Army Cyber Defense Review Journal publications.

My latest work focuses on XR risk scenarios and using the blockchain to secure data privacy and PII interests; as well as work on NFTs and Crypto based UBI.

If you need insights— I'm a regular Blockchain, CT Policy, XR, and Security commentator on Newsmax, Ticker and a number of international outlets.

Always open to speaking opportunities

Experience

Sultan Interactive Group
Chief Strategist
March 2010 - Present (13 years 8 months)
Greater New York City Area

Clients: Fortune 1000, Numerous XR, ICO,, Startup + Agency Contracts

- Blockchain and Big Data consulting. Technical Advisory.
- XR strategy and Metaverse platform development
- NFT project development and Marketing
- Emerging technology advisory

• Management Advisor to a number of startups
• Crypto, Big Data, Social Media Terrorism and Social Physics Speaker (Keynotes, Education, Seminars, Corporate)
• Member of the Crypto Working Group
• Member of the Cyber Workforce Alliance

Blockchain / Cryptocurrency:
• Dark Web Bitcoin, Monero and Ethereum spend analyses
• Corporate Blockchain analyses for Blockchain systems or technology integration
• Cryptoeconomic modeling
• ICO technical advisory and smart contact modeling

Big Data / CT
• Social Media Terrorism Audits, Briefers and Response Training

- Big Data and Sales Pattern Mapping for IBM
- Country / Region level Big Data analysis and modeling

Select Technical Leadership

- Leadership, System architecture and Social planning for a Veteran focused Uber Clone for VRS
- Positioning and marketing strategy for several hosted and social offerings at IBM
- Design and implementation of Alliant's Risk Modeling Charts on the Bloomberg Terminal
- Digital and Mobile Strategy for over 15 product rollouts

Select Social Media Projects

- Built and Launched Xbox Kinect GTM Social and Influencer strategies in 3 months resulting in successful social launch of US$20 Million dollar Campaign
- Growth of Xbox social media accounts to 1.5M+ followers across Facebook and Twitter
- Cultivated social influencers to reach 33M twitter and facebook fans and prospective Kinect buyers

Consulting Executive Roles

- Consulting CMO for Next Island an Entropia Universe MMORPG
- Interim CMO / CTO for several funded startups including Plentitube

- Former Senior Advisor to Alliant Emerging Markets, a KKR company
- Former Senior Advisor to US Peachtechlab

XRSI - XR Safety Initiative

Metaverse Tokenomics Lead

July 2021 - Present (2 years 4 months)

New York City Metropolitan Area

Quantum Economics

Director Of Data Science

June 2021 - Present (2 years 5 months)

Tel Aviv, Israel

Big Data Strategy, Data Science and Market Analysis for the Cryptocurrency and Blockchain industries

Council Exchange Board of Trade

Senior Research Fellow

January 2019 - Present (4 years 10 months)

Research and recommendations for development of the US blockchain strategy and Opportunity zone fund research.

Homeland Security Foundation of America (HSFA)

Board Member

April 2018 - Present (5 years 7 months)

Washington D.C. Metro Area

HSFA has an important mission: to advance hometown security while protecting civil liberties. We accomplish our mission by working with local, state and Federal agencies, organizations and communities to deliver life-saving public safety, energy security and health and human services programs to the public.

Keynote speaker

Speaker and Lecturer

May 2007 - Present (16 years 6 months)

I’ve given over 50 speeches and Keynotes internationally focusing on blockchain, cryptocurrency, big data analytics and counterterrorism.

Some key highlights:

2019:

Tulip conference
https://www.google.com/amp/s/www.tulipconf.com/tulip-blog/2019/oz-sultan
%3fformat=amp

Washington Elite Conference - US Blockchain Strategy

Adjunct Professor - Medgar Evers

2018:

International Blockchain Conference - India
https://youtu.be/Lv0A47EcWgM

World Blockchain Forum Dubai

https://youtu.be/BmyXCwO2rxM

World Blockchain Forum

D10e Seoul

D10e Puerto Rico

CoinAgenda Puerto Rico

Oil and Gas and the Blockchain - Calgary
https://www.iotinoilandgas-canada18.com/agenda/speakers/241024

2017:

Private Keynotes in Austria

The Social and Digital fight against Terrorism
https://techonomy.com/conf/nyc17/videos-information-tech/the-digital-social-fight-against-terrorism/

2016-2018: Adjunct Professor, Baruch

National Minority Technology Council
National Senior Fellow
December 2018 - Present (4 years 11 months)

America Unites is a program designed to foster hope and economic development in urban and rural communities of need across the U.S. and around the world. AU brings knowledge management, infrastructure and technology innovation through membership

memorandum of understandings, smart contracts and community engaged public/private partnerships.

AU provides Cybersecurity, Blockchain, UAS and other STEM-CTE workforce pathways to students, parents, teachers and faculty in places of learning around the globe .

Prasaga Ltd
Advisor

June 2018 - Present (5 years 5 months)

The need to provide a secure real-time, truly inter-operable capability between devices is happening, and we are seeing this in Smart cities and the Internet of Things. Prasaga is building that network with open standards and through its community driven institute and providing the governance to bring others onto the networks and accelerate the commercial adoption of this reality.

Our tokens that act as a medium for exchange, are value-based, performing on an open market for the buying and selling of data.

GSD Venture Studios

Executive Advisor

May 2019 - September 2022 (3 years 5 months)

Greater New York City Area

or too long self-motivated entrepreneurs have navigated the minefield of challenges to launching a global company with very little support. The last thing you should bet on in this situation is an unproven team that you don’t trust. GSD Venture Studios travels to every corner of the globe inviting resilient teams to establish partnerships that ensure organizations grow the right way, without games or gimmicks. Unlike traditional investors, we take senior operational (often co-founder) roles in these companies, capitalizing on our trusted reputation, experiences and network to drive explosive growth.

PAC Global

2 years 1 month

Chief Information Officer

May 2020 - November 2021 (1 year 7 months)

New York, New York, United States

Board Member

November 2019 - May 2020 (7 months)

CoinGenius

Advisor To Chief Executive Officer

August 2019 - October 2021 (2 years 3 months)

New York, New York

Radiologex

Strategic Advisor

May 2020 - May 2021 (1 year 1 month)

New York City Metropolitan Area

Healthcare Blockchain focused on compliance and fraud prevention. Focus on COVID risk abatement and provenance of goods.

Use cases for food, medicine and transportation

Bad Coin
Advisor
February 2019 - January 2021 (2 years)

#adcoin is a peer-to-peer multichain built on 5 blockchain protocols. This allows the transfer of assets from one party to another cheaper, faster, safer, and sexier than others. Oh, and anyone can mine it, fairly, whether on GOOD or BAD computers.

GuiderGroup
Executive Data Strategist
January 2013 - March 2017 (4 years 3 months)
Greater New York City Area

As part of the Executive Data Development team at GuderGroup, we've created dedicated solutions for IBM Watson and Big Data clients.

Zephyr Technology Ventures
Executive Advisor / Venture Partner
January 2011 - December 2011 (1 year)

- Startup and Project Advisory for Gaming, Social Media and Augmented Reality Projects

Esultancy
Founder
November 2008 - March 2010 (1 year 5 months)

Note: Esultancy was acquired by Perks Consulting on Feb 25th, 2010.

• Developed Comprehensive Social Communication strategies for Mariah Carey Beauty, Iman Cosmetics
• Won ICMAD 2009 Best use of Social Media Award for ELF Cosmetics (AskELF.com) Aggregation and CRM portal
• Founding CTO and acting CMO for Plentitube.com through initial startup raise
• Negotiated Sale of Company to Perks Consulting in Early 2010

Nextweb New York
Co-Founder
September 2007 - August 2009 (2 years)

• Co-Founder of the 4th most popular Technology Meetup in the US (until 2009)
• Secured speakers and sponsors for Technology networking events that ranged from 200 - 800 attendees
• Planned bi-monthly networking events catered to New York City media and technology professionals
• Developed a growing network of over 7k professionals, connecting the Silicon Alley community by providing resources for networking and employment across the NYC arena

The Economist
Manager - Social Media Projects
June 2007 - May 2009 (2 years)

Manager Web 2.0 Projects across the Economist and EIU business units.

• Developed portfolio New Media and Social Media product offering for the Economist Intelligence Unit
• Managed the identification and documentation of user requirements from multiple business units and developed a company-wide strategy for Social Media product sales
• Managed Facebook, Open Social and Social Media strategy for economist.com
• Project management of video game, social network and microsite projects for various Fortune 100 clients based on thought leadership concepts
• Led ideation and client interfacing on a number of agency related projects for social media products and game concepts

Tacit Knowledge
VP - Social Media Strategy
May 2008 - October 2008 (6 months)

Interim Social Media Strategy Development for startups, retail, media, entertainment and financial service organizations. Syndication widget through comprehensive planning and technology execution.

Sapient Corporation
Emerging Technology Practice Lead (Director)
September 2006 - June 2007 (10 months)

• Thought Leadership and project direction for the utilization of Web 2.0 and social media technologies for Media / Finance / Television clients
• Worked with our Internal Agency to develop Social Media and Content strategies for GE, PSE+G and Chase
• Coordinated with Sapient leadership to define new media strategies for new client pitches
• Product oversight for Bridgetrack and integration with Omniture for several Media clients

Alliance Consulting
Principal
January 2004 - October 2006 (2 years 10 months)

* Project Direction for the creation of a 7TB DW and Legal Management System for the acceleration of $100M of litigation to $250M per year
* Provide Strategic guidance and project oversight for Fortune 100 Financial Services Clients
* Design and creation of Moody's Global Ratings Application Generator
* Mid-market desk consolidation for JPMorgan Chase following the Bank One Aquisition
* Develop usability and experience planning for large portal rollouts
Development Management of ad serving and affiliate management system to deliver up to 1,000,000 ads per hour
- M-commerce and SMS advertising product development for music entertainment client
- Direction of functional and development planning for migration from AS/400 financials to Oracle Financials
- Change Agent for multi-generational projects affecting over 10,000 users globally

Trans World Entertainment
Ecommerce + Web Marketing Director
July 2001 - December 2003 (2 years 6 months)

- Negotiated solutions that improved service and reduced IT expenditures by $4.7 million in two years.
- Directed e-Marketing projects in excess of $20 million including e.piphany (e-retain), Oracle KM and analytics, WACA warranty integration and Liquid Audio integration.
- User interface specification and project management for music listening/ viewing station and kiosk applications

OSD, LLC
COO / CTO
January 2000 - July 2001 (1 year 7 months)

- Direct P&L responsibility for Development managers and technical staff
- Assumed partner management role for several clients to turnaround failing Oracle implementations.
- Supervision of 15 managers and 75 employees
- Oversight of performance management, process engineering and project management inclusive of metric management and progress tracking.
- Partner managed a variety of package and custom implementation projects for financial feeds, custom CRM modules, and complex reporting packages.

Innovative Fleet Management, L.L.C
Managing Director
April 1999 - May 2000 (1 year 2 months)

- Revamped application architecture and product strategy while aiding in the acquisition of $4 million in venture capital.
- Oversaw user interface and product management for a variety of applications including: web based automotive auction portal, inventory management system and tablet condition reporting application.
- Planning, documentation and tracking for a variety of cross-organizational projects.
- Developed change management plan for portal deployment to GE Fleet Capital and Volvo Commercial
- Architected User Interface and systems for Tablet reporting system that reduced average inventory turn-over time by 50%
- Successfully negotiated to secure a multi-million dollar GE Fleet Capital contract for the liquidation of off-lease vehicles.

Assistant to the President (during graduate studies)
Pittsburgh Technology Council + SPIRC
August 1998 - April 1999 (9 months)

- Participated in brainstorming and think-tank sessions for regional workforce retention.
- Click path, log and trend analysis for pghtech.com. Complex user trend analysis including market segmentation by geography and user metrics.
- Led GIS analyses of ethnographic and demographic factors of industrial consumers in W. PA. Detailed studies performed regarding the intangible and amenity resource relationships to regional human capital retention.

Education

Carnegie Mellon University
MS, Information Science / Policy · (1997 - 1999)

University of Pittsburgh
BA, Linguistics / Economics · (1995 - 1996)

Goethe Institut
ZDF, German · (1992 - 1994)

Duquesne University
B.S. Program, Marketing / Economics · (1991 - 1994)